INVESTOR DISCLOSURE PACKET

Sharswood 1 CF, LLC

(a Delaware limited liability company)

$100,000

Limited Liability Company Interests

c/o Sharswood Partners, LLC

3002 Cecil B. Moore Avenue

Philadelphia, PA, 19121

January 14, 2020

TABLE OF CONTENTS

FORM C

Required Company Disclosures for a Reg CF Offering.

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Sharswood 1 CF, LLC (the Company)
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	November 7, 2019
Kind of Entity (Check One)	_____ Corporation ___X__ Limited liability company _____ Limited Partnership
Street Address	3002 Cecil B. Moore Avenue Philadelphia, PA 19121 Delaware Registered Agent Office: Registered Agent Solutions, Inc. 9 E. Loockerman Street, Suite 311 Dover, DE 19901
Website Address	https://www.mosaicdp.com/

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager.
- If your Company is a general partnership, include any individual who is a general partner.

Person #1

Name	Gregory Reaves	
All positions with the Company and How Long for Each Position	**Position:** Co-manager of the Manager, Sharswood 1 SPNSRS, LLC	**How Long:** Since November 7, 2019
Business Experience During Last Three Years (Brief Description)	Real estate developer	
Principal Occupation During Last Three Years	Managing member of Mosaic Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

Person #2

Name	Brian Murray	
All positions with the Company and How Long for Each Position	**Position:** Co-manager of the Manager, Sharswood 1 SPNSRS, LLC	**How Long:** Since November 7, 2019
Business Experience During Last Three Years (Brief Description)	Real estate developer	
Principal Occupation During Last Three Years	Managing member of Shift Developers, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes _X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your Offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Sharswood 1 SPNSRS, LLC, Manager

§227.201(d) – The Company's Business and Business Plan

About the Market

Sharswood Commons ('the Project") is a 230,000+/- square foot mixed-use project planned at 2077 Ridge Avenue, in the North Philadelphia neighborhood of Sharswood, a low-income community with historical economic challenges, in Philadelphia[1].It is a part of a comprehensive neighborhood plan spearheaded by the Philadelphia Housing Authority (PHA) to stabilize and rebuild the neighborhood.[2]

The Sharswood section of North Philadelphia is one of Philadelphia's new and upcoming redevelopment areas, adjacent to the newly developed Brewerytown and Fairmount neighborhoods. The Project is located in census tract 4210103900 (the "Census Tract"). According to the US Census Bureau, this census tract has a poverty rate of 52.6% and is considered a severely distressed neighborhood. Median income in the census tract is $18,875 and average income is even lower at $11,586.

In addition, the census tract is in a Qualified Opportunity Zone. Opportunity Zones, which are economically-distressed census tracts designated by the state governments where new investments, under certain conditions, may allow some investors to claim tax benefits and delay paying taxes on capital gains, depending on multiple factors and how long they hold investments in the "qualified opportunity zone property" in an area designated as a Qualified Opportunity Zone.

PHA created the Sharswood/Blumberg Redevelopment Initiative with the support of a $500,000 Choice Neighborhoods Initiative Planning Grant from the U.S. Department of Housing and Urban Development.[3] This initiative creates a targeted and coordinated development model that is designed to maximize the economic benefits of neighborhood revitalization.

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[1] http://www.ocfrealty.com/naked-philly/brewerytown/shopping-center-coming-soon-ridge-next-pha-hq

[2] https://philly.curbed.com/2017/6/22/15852458/philly-housing-headquarters-groundbreaking-sharswood

[3] http://www.sharswoodblumberg.com/

Using PHA's eminent domain powers, PHA reclaimed more than 1,200 mostly vacant and abandoned properties to effectively implement this plan. To date, PHA has demolished the Blumberg Towers, assembled parcels for redevelopment, spearheaded the reopening of the Vaux High School, and commenced construction of affordable housing units. Most importantly, PHA's new office headquarters opened in December 2018 and is located at 2013 Ridge Avenue and serves as an anchor for the redevelopment efforts of the Project. Its $45 million office complex brings more than 600 employees and visitors each day to create a catalyst for new business and housing opportunities. In addition, PHA relocated its police department to its headquarters.[4]

As a part of the redevelopment of the commercial corridor, PHA selected Mosaic Development Partners, LLC ("Mosaic") through an RFP process to assist in redeveloping the Ridge Avenue commercial corridor. As the redevelopment objectives grew in scope, Mosaic selected Shift Capital ("Shift") as a co-development partner to assist with the overall development of a strategic plan. They formed Sharswood Partners, LLC ("Sharswood Partners" or the "Sponsor") to develop the Project. PHA is also a 16.6% owner in Sharswood 1 SPNSRS, LLC, an affiliate of Shift and Mosaic and will receive a pro rata ownership return.

The 1,203 new housing unit complex is expected to include 100,000 square feet of new office and nearly 500,000 square feet of new commercial space and represents a total investment of approximately $529,000,000 in the Sharswood/Blumberg neighborhood. These resources, which are primarily public dollars, are being leveraged with private investments in order to have a meaningful and lasting impact that actually transforms the community from its current condition into a vibrant business corridor with new jobs and opportunities for community residents.[5] The new community is planned to include quality mixed-income housing, outdoor community space, access to fresh food options, healthcare services, new modern school options and employment and social services that cater to the needs of the community. To accomplish all this, PHA has reformed its capital investment strategy, established a long list of public, private, and university partners, and reorganized its internal management of redevelopment projects. PHA has aligned its ideas, policy, and finances to be able to achieve its goal of transforming a targeted community.[6]

About the Project

This Offering is to raise $2,200,000 in equity for the Project, which will serve as an anchor on the Ridge Avenue commercial corridor and is the first phase of the redevelopment effort in Sharswood. Located at 2077 Ridge Avenue in Philadelphia's 19121 zip code, this 230,000 square foot mixed-use project is planned

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[4]https://www.phillytrib.com/news/local_news/philadelphia-housing-authority-opens-new-m-headquarters/article_03d698ef-47d7-5c00-9873-3edbc3adadc5.html

[5]https://static1.squarespace.com/static/53765450e4b02c5d20505681/t/5665f2b040667a0e20c943a5/1449521840727/2015-Blumberg+Transformation+-+RevisedPlan-web23.pdf

[6]https://static1.squarespace.com/static/53765450e4b02c5d20505681/t/5665f2b040667a0e20c943a5/1449521840727/2015-Blumberg+Transformation+-+RevisedPlan-web23.pdf

as four condominium commercial units which will include 101 residential units, ranging in size and affordability.[7]

It is hoped that the Project will contribute to significant reduction of blight, as part of a comprehensive neighborhood plan, along with the revitalization of an important commercial corridor. While many projects are already under construction or completed, additional planned community development initiatives include new high-quality affordable housing, local job creation, neighborhood-serving retail and commercial services and public green space. To date, the area's high school has been reopened, 83 affordable homes have been built, Habitat for Humanity is currently constructing an additional 20 homes and PHA is converting a building to create 94 senior housing units.[8] [9] [10] [11]

Job creation ranks high on Mosaic's and Shift's community impact list. The co-sponsor, Mosaic Development Partners, is a certified Minority Business Enterprise (MBE) and is committed to meeting the needs of the community. Mosaic has a strong track record for hiring MBE/WBE firms to consult on and construct its development projects. They plan to work with the general contractor to ensure certain hiring goals are met and they expect over 200 construction jobs and over 200 permanent jobs to be generated through the Project. Seventy percent of the permanent jobs created by the Project are expected to be made available to local community residents. To achieve this goal, we expect to engage with local community development entities, PHA and small businesses in the area will post job openings at their offices. We also plan to host job fairs in churches and community centers in the community to inform residents of job opportunities.

Sharswood 1, LLC (the "Project Entity"), an affiliate of the Company expects to borrow funds to complete the Project and enter into a ground lease with PHA. Ground leases generally represent the ownership of land underlying commercial real estate properties, which are leased on a long-term basis (often 30 to 99 years) by the landowner acting as the landlord to a tenant that will own the improvements and buildings on top of the land. In this case PHA will be the landlord and the Project Entity will be the tenant. The ground lease will have a term of 99 years and an annual payment of $1.00. The ground lease is not final; however, we expect that the Project Entity will be responsible for taxes, maintenance and insurance as well as all operating costs and capital expenditures. The ground lease is also expected to include a sharing of cash flow and sales profits with PHA once certain internal rates of returns are achieved. Ground leases typically provide that at the end of the lease term or upon a tenant default, the land, building and all improvements revert back to the landlord. Therefore, neither the Project Entity nor any of its affiliates will ever own the Property. PHA will retain ownership of the real estate indefinitely. The ground lease will grant the Project Entity the right to construct and control the activities on the land, subject to compliance with the terms of the ground lease. The Project Entity anticipates having a leasehold interest in the land,

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[7]https://www.google.com/maps?q=2000+ridge+ave+philadelphia&um=1&ie=UTF-8&sa=X&ved=0ahUKEwj5y-OcrvDlAhVOL6wKHWNbBN0Q_AUIEigB

[8] http://www.pha.phila.gov/pha-news/pha-news/2016/school-district-of-philadelphia-unveils-innovative.aspx

[9] http://www.pha.phila.gov/pha-news/pha-news/2018/blumberg-83.aspx

[10]http://www.pha.phila.gov/pha-news/pha-news/2016/pha-habitat-for-humanity-to-preserve-and-build-more-homes-in-sharswood.aspx

[11]https://www.philasun.com/local/pha-begins-36-9m-major-rehab-senior-high-rise-new-streets-project-sharswood/

which will be used as collateral for a leasehold mortgage. As outlined in the Development Agreement between PHA and Sharswood Developers, LLC, PHA will have an option to acquire the Project based on to be determined terms.

The Project is planned to incorporate multiple commercial condominium units that will be subject to the terms of a declaration of condominium. A declaration of condominium is recorded and outlines the legal description of the condominium property, describes the commercial condominium units and the common areas that will be jointly owned, the percentage interest and voting rights of the commercial condominium units. Each unit will pay its pro rata share of maintenance, repairs and expenses of all common areas, landscaping and other shared amenities. Each unit will have a separate deed, which will be recorded, and be subject to certain restrictive covenants. A condominium association will be formed, a board of directors and officers will be installed to manage the condominium and collect condominium fees. It is anticipated that either PHA or the Project Entity will be the declarant.

Initially, Save-A-Lot Supermarket and Everest Urgent Care are expected to rent the condominium units, with the option to purchase the units after 10 years, as outlined in their leases or following the Project Entity's sale of its ground lease interest. The Project Entity plans to use a certain portion of its condominium to develop the residential units and to lease other portions to Santander Bank, multiple restaurants or eateries, such as Wing Stop and additional commercial retail tenants.[12] [13] [14] [15] The 101 residential units are planned as 21 studios, 54 one-bedroom and 26 two-bedroom apartments. Eighty percent of the apartments are planned to be rented at market rate (between 80 - 120% of Area Median Income (AMI, a metric calculated by the U.S. Department of Housing and Urban Development (HUD) to determine the income eligibility requirements of federal housing programs) while the remaining 20% as affordable units at Fair Market Rent using Project Based Vouchers from PHA. While PHA is a condominium owner, the costs of construction of the parking garage will not be financed by this Offering.

The Project is expected to cost approximately $38 million to build. A combination of tax credits, grants and debt will be used to support the Project's construction and development, as a result the financing structure is complicated. See Exhibit A for detailed sources and uses and see Exhibit J for a chart of the Project's legal structure that includes New Markets Tax Credits (NMTC) and Opportunity Zone equity.

The Project has support from the community and Council President Darrell Clarke for the 5th District. The development team will be working this winter to finalize zoning, construction plans and the final capital stack with an intended closing in the first quarter of 2020. Construction is expected to take 18 months, with completion anticipated to be in the third quarter of 2021.

The development team currently includes the following specialists, attorneys and consultants:

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[12] https://savealot.com/

[13] https://www.everestmedicalpa.com/

[14] https://www.santanderbank.com/us/personal

[15] https://www.wingstop.com/

Developer	Sharswood Partners, LLC	
Architect	Wulff Architects	
Landscape Architect	Roof Meadows	WBE
Civil Engineer	Rodriguez Consulting	MBE
Geotech Engineer	GeoStructures	
Structural Engineer	Larsen & Landis	
Tax Credit Consultant	Robert Jacobs Consulting	
Tax Credit, Opportunity Zones & Securities Counsel	Dionne Savage, Esq., Savage & Associates Law Group, P.C.	WBE
General Counsel	Christopher Booth, Esq.	MBE
NMTC Allocatees	Commonwealth Cornerstone Group, Philadelphia Industrial Development Corporation and Capital One, National Association	
Tax Credit Investor	Capital One	
Leverage Lender	Philadelphia Housing Authority	

About the Developer

The developer of the Project is Sharswood Partners, LLC, a partnership between Mosaic and Shift. Mosaic and Shift are two community-focused developers based in Philadelphia that have agreed to work as co-developers to assist PHA in the redevelopment of the Ridge Avenue commercial corridor.[16] [17]

Mosaic Development Partners is a Philadelphia based, commercial real estate development firm founded, in 2008, by Gregory Reaves and Leslie Smallwood-Lewis. Mosaic primarily focuses on the redevelopment and rehabilitation of commercial properties in underserved urban communities. Since 2012, Mosaic and its partners have secured and invested more than $70 million in Philadelphia neighborhoods, resulting in hundreds of construction and full-time jobs, eliminating blight, improving conditions in high crime areas and spurring additional investment in those communities. Mosaic brings significant creativity and analytical ability to each project.

Mosaic has successfully used unique and viable finance instruments (largely in the form of local, state and federal loans and tax credits) that help stabilize and grow neighborhoods. By partnering with municipalities, established developers, not-for- profit organizations and government entities, Mosaic has leveraged its investments and revitalized struggling communities.

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[16] https://www.mosaicdp.com/

[17] http://shiftcapital.us/

Some recent examples of Mosaic's projects include Golaski Labs, Eastern Lofts, Edison Square and Edison 64.[18] [19] [20] [21]

Gregory Reaves, the managing member of Mosaic Development, and a Manager of Sharswood Partners has spent more than 30 years working at all levels in corporate and private industries.[22] He graduated from Howard University, Washington, DC, with a Bachelor of Science in Chemical Engineering. He also played Division I soccer in college. As a business professional, Gregory has acquired significant expertise in healthcare, commercial real estate development, government relations, domestic and international public and entrepreneurship. He is trained as a Fasttrac facilitator and has provided training to more than 200 entrepreneurs and business owners in New York and Delaware.

Leslie Smallwood-Lewis, co-founder and member of Mosaic Development, graduated from Brown University with a Bachelor of Science in Psychology.[23] After graduating from Brown, Leslie attended Villanova University School of Law. She practiced law before joining the Goldenberg Group, a regional mid-sized real estate development firm, where she rose to Senior Vice-President of Development. In 2008 she co-founded Mosaic Development Partners with Gregory Reaves and has developed over $70 million of transformative projects in Philadelphia.

Shift Capital is a social impact real estate firm that deploys development strategies in underserved neighborhoods by aligning capital and long-term community success. They are a Certified B Corporation® working to minimize the negative impacts of gentrification while positively impacting communities affected by inter-generational poverty. They seek to accelerate job creation, improve health and safety, and offer quality housing through thoughtful development that helps catalyze shared prosperity.

To date, Shift Capital has invested over $60 million in the communities above Lehigh Avenue along Kensington Avenue (Harrowgate/Juniata) and at the intersection of Broad Street & Erie Avenue (Hunting Park) with plans to invest an additional $70 million over the next several years. They own 1.5+ million square feet of industrial and mixed-use properties and 110+ low-rise residential units. They have created 500+ temporary and 500+ full-time jobs focusing on hiring and supporting local, minority and women-led businesses.

A full list of projects can be found at Shift Capital's website. [24] Some recent examples of Shift Capital's projects include:

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[18] https://www.smallchange.com/projects/Golaski-Labs

[19] https://www.mosaicdp.com/eastern-lofts

[20] https://www.mosaicdp.com/edison

[21] https://www.mosaicdp.com/edison-64

[22] https://www.linkedin.com/in/greg-reaves-5050661a/

[23] https://www.linkedin.com/in/leslie-smallwood-lewis-04b72249/

[24] http://shiftcapital.us/investments/

- **MaKen Studios North & South.** Two multi-tenant office buildings totaling 250,000 square feet of space, completed in 2017. The $30 million project has brought over 500+ jobs into the neighborhood of Kensington. [25]

- **J-centrel**. This $20 million project, with 116+ unit residential project and 30,000 square feet of commercial space is scheduled for completion in 2020. It is anticipated to be the most civically engaged project in the City of Philadelphia by providing residential tenants with rent rebates in exchange for volunteering in their local neighborhood. [26]

Brian Murray is co-founder of Shift Capital, an impact urban real estate group driving mission-oriented capital, collaborative resources and inclusive strategies into underserved communities.[27] Through his work at Shift, Brian is focused on finding better solutions at the intersection of society's most difficult urban challenges - intergenerational poverty, urban revitalization, access to opportunity, and community displacement.

Brian spent the majority of his career outside of the real estate space, starting his career at PricewaterhouseCoopers as an auditor. He moved into the technology space where he helped found two start-ups, before joining the Peace Corps and completing his MBA. While in graduate school, Brian observed the growing interest in impact investing - investing with a purpose. It was at this time he made his first real estate investment and discovered the importance of socially minded development. He hasn't looked back since.

Brian is a graduate of The College of New Jersey and received his MBA from Yale School of Management. He is the co-founder of Arete Youth Foundation, focused on youth development in the Roma communities of Bulgaria. He has two daughters that keep him young at heart and on his toes.

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[25] http://makenstudios.com/

[26] http://shiftcapital.us/project/j-centrel/

[27] https://www.linkedin.com/in/jbrianmurray/

About the Change

SMALL CHANGE INDEX™



MOBILITY



COMMUNITY



ECONOMIC VITALITY

Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	
Transit oriented development	✓	Minimized site disturbance		Reduced parking	✓

About the Offering

The Sponsor is engaged in two simultaneous Offerings of its securities with a goal of jointly raising a combined maximum of $2,200,000:

- An Offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering"; and
- An Offering under SEC Rule 506(c) (where only "accredited Investors" can invest), which we refer to as the "Reg D Offering."

Together we call these Offerings "the side-by-side Offering." Offering terms for the Reg D Offering are fully described in a separate Disclosure Packet which can be downloaded from the Site.

We plan to use the proceeds of the side-by-side Offering including the $150,000 Sponsor's capital contribution, loans from PHA, New Market Tax Credit equity and various grants to complete the Project.

Funds raised through the side-by-side Offering will be invested as follows:

- Into Sharswood 1 CF, LLC (the Company) for all Reg CF investments:
- Into Sharswood 1 OZ Fund, LLC, for all Reg D (506(c)) investments.

Please email hello@smallchange.com if you are an accredited investor, have an eligible Qualified Opportunity Zone capital gain and wish to take advantage of the Opportunity Zone tax benefits.

The Reg CF Offering will be limited to a maximum Offering goal of $100,000. The remainder towards the combined maximum of $2,200,000 will be raised through the Reg D, 506(c) Offering.

In an Offering under Reg CF the issuer is required to state a "Target Amount," meaning the minimum amount the issuer will raise in the Reg CF Offering to complete that Offering. For the reason just described, our Target Amount for the Reg CF Offering is $10,000.

The minimum investment amount in the Reg CF Offering is $500. Investments above $500 may be made in $250 increments (e.g., $750 or $1,000, but not $1,136). Investors can cancel their commitment up until 11:59 pm on April 28, 2020. After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the Offering deadline but will provide at least five days' notice of such a change to all Investors. And, Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this Offering.

The minimum investment amount in the Reg D Offering is $10,000. You must be an accredited investor to invest in this Offering. Investments above $10,000 may be made in $5,000 increments. Offering terms for the Reg D Offering are fully described in a separate Disclosure Packet which can be downloaded from the Site.

Investor members will receive an annual Priority Return of 7% on their investment, which will accumulate but not compound. It is anticipated that after 10+ years of operations investors will not only have received an annual Priority Return of 7%, but that they will also have received their equity investment back. At that point, distributions will continue, but with 30% going to the Sponsor and 70% to Investor Members.

Because the Project is in a Qualified Opportunity Zone, and has Qualified Opportunity Fund investors, the Project will not be sold before 10 years, at the earliest. The Project cannot be refinanced before seven years without written approval from the NMTC lenders.

The Project Entity plans to sell its interest in the ground lease for the Project at the end of 10+ years, which should allow Qualified Opportunity Fund investors in the Reg D offering, who have in fact held their investment for 10 years, to maximize the Qualified Opportunity Zone benefits. (See "About Investor Return" for a description of the return of equity to Investors.)

Key Deal Points

- **High impact.** Local job creation and addition of quality goods and services

- **Affordable housing**. New, high quality, affordable housing

- **Local services.** New goods and services in a severely distressed community

- **Green.** New public green space

- **Opportunity Zone.** Project located in a federally designated Opportunity Zone**.**

- **Supports the big picture.** Part of a comprehensive neighborhood plan.

About the Finances

The total amount needed to build the Project is expected to be around $38 million. Along with the $2,200,000 raised through this Offering, it is anticipated that funds will be raised through grants, debt and equity raised through New Markets Tax Credits ("NMTC").

The NMTC program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury ("CDFI Fund") and provides a 39% federal tax credit to investors who make qualified equity investments into a qualified community development entity ("CDE"), that in turn makes a loan or equity investment in low-income communities. The tax credit is claimed over a seven-year credit allowance period. Capital One will serve as the sole investor in the NMTC transaction. CDEs are privately managed community development entities certified to make certain investments based on the CDFI Fund's regulations. Philadelphia Industrial Development Corporation ("PIDC"), Commonwealth Cornerstone Group and Capital One (the "CDEs") will collectively contribute $25 million in tax credit allocation to the Project. NMTCs are subject to 100% recapture during the seven-year credit allowance period and restricts prepayment of principal as outlined in the Internal Revenue Code of 1986, as amended; therefore, the Project is restricted from being sold or refinanced for a minimum of seven years.

The NMTC transaction may close before the target offering deadline of April 30, 2020. We intend to use the proceeds from the Reg CF Offering to invest in the Project. However, if the NMTC transaction closes before the target offering deadline, the Company will borrow $100,000 from affiliates of the Sponsor ("Bridge Loan"). Then, the Company will invest the borrowed funds in the NMTC transaction just as if the funds were raised in the Reg CF Offering. Once the target offering deadline is reached and if the Reg CF Offering is successful, the Company will use the proceeds of the Reg CF Offering to repay the Bridge Loan.

In addition, PHA is planning to provide two loans expected to total $24 million. The total development cost is derived by adding together all the projected costs as outlined in the list below. Hard costs are construction costs along with a contingency set aside for unforeseen circumstances. Soft costs include any financing fees and interest, insurance, engineering, legal, architect and developer fees, and other such holding costs.

The financing assumptions to purchase and develop the Project are as follows:

Expected Projects Costs	% of total	Amount
Soft Costs	4%	$1,520,119
Finance costs	13%	$4,807,100
Hard costs	83%	31,516,450
Total Project Costs		**$37,843,669**
Expected Project Sources		
Redevelopment Assistance Capital Program (RACP)	5%	$2,000,000
PIDC loan	3%	$1,000,000
Philadelphia Housing Authority (PHA) loans	64%	$24,000,000
New Markets Tax Credits Equity	21%	$7,897,500
Multi-Modal Transportation (MTF Grant)	1.05%	$400,000

PHA Grant	1%	$353,074
Small Change Investor Members	5.04%	$2,193,096
Total Project Sources		**$37,843,669**

For more detail please review Exhibits A and B.

Investor Return.

Under the Company's LLC Agreement, all distributions will be made in the following order of priority to all Investor Members (both of this Company and the company conducting the Reg D Offering) and based on each Investor's respective investment amount, after bank and other loans have been repaid.

(a) First, the Available Cash shall be distributed to the Investor Members, pro rata in accordance with their Percentage Interests until they have received their Priority Return of 7% for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro rata in accordance with their Percentage Interests until they have received any shortfall in the Priority Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro rata in accordance with their Percentage Interests until they have received a full return of their Unreturned Investment.

(d) Fourth, the balance of the Available Cash, if any, shall be distributed:

1. 70% to the Investor Members; and
2. 30% to the Manager.

The table below illustrates our estimate of how much the full equity investment of $2,200,000 from Small Change investors, including $150,000 from the Sponsor, is anticipated to receive in return if the Project Entity sold its interest in the ground lease after 10+ years of operations at the projected capitalization rates of 7.5%. Is it anticipated that after 10+ years of operations investors will not only have received an annual Priority Return of 7%, but that they will also have received their equity investment back. At that point, distributions may continue, but with 30% going to the Sponsor and 70% to Investor Members.

Because the Project is in a Qualified Opportunity Zone, and has Qualified Opportunity Fund investors, the Project will not be sold before 10 years, at the earliest. In addition, the Project cannot be refinanced before seven years without written approval from the NMTC lenders.

Anticipated Return on a $1,000 Investment	7.5% CAP rate	7% CAP rate
7% Priority Return to all Investors over 10 Years	$1,139,320	$1,139,320
Return of Equity, paid down through cash flow	$2,200,000	$2,200,000
Anticipated Net Operating Income, year of sale	$1,829,768	$1,829,768
Capitalized Value	$24,396,904	$26,139,540
Less anticipated balance on loans	$15,145,619	$15,145,619
Anticipated after-sales cash available	$9,251,285	$10,993,921
Anticipated Return on $1,000 Investment		
Pro-rata percentage share of total Equity	.0004	.0004
Pro-rata share of 7% Priority Return	$456	$456
Return of Equity	$1,000	$1,000
Pro-rata share of Profit from sale	$3,700	$4,398
Total Anticipated Return	**$5,156**	**$5,854**

Please review Exhibit K for further detail on investor return.

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this Offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this Offering, including those listed in Exhibit C - Risks of Investing

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
● This information should be based on current employees, not those you intend to hire with the proceeds of the Offering.
● Include both full-time and part-time employees.
● Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit C for a more expansive list of potential risks associated with an investment in this Company.

The Issuer may terminate its reporting obligations in the future if it meets any of the requirements under 227.202(b). For example, the Issuer may terminate its reporting obligations after it files one annual report and has fewer than 300 investors of record.

Unless otherwise noted, the images on the Offering page are used to convey the personality of the neighborhood in which the Project is planned. Properties shown in these images are not included in the Offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target Offering amount." That means the *minimum* amount of money you're trying to raise in this Offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target Offering amount" would be $600,000. This question also asks for the "Offering deadline." That means the date when, if you haven't raised at least the target Offering amount, you'd call off the Offering and return any money to Investors.

Target Offering Amount	$10,000
Offering Deadline	April 30, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Company accept commitments that exceed the Target Offering Amount?	____X____ Yes __________ No
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	__________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____ We will accept subscriptions on a first-come, first-served basis. __________ Other (explain):

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

We are seeking to raise a minimum of $10,000 and a maximum of $100,000 in this Offering.

If we raise the minimum of $10,000:

Use of Money	How Much (approximately)
Soft Costs	$10,000
TOTAL	**$10,000**

If we raise the maximum of $100,000:

Use of Money	How Much (approximately)
Soft Costs	$100,000
TOTAL	**$100,000**

The NMTC transaction may close before the target offering deadline of April 30, 2020. We intend to use the proceeds from the Reg CF Offering to invest in the Project. However, if the NMTC transaction closes before the target offering deadline, the Company will borrow $100,000 from affiliates of the Sponsor ("Bridge Loan"). Then, the Company will invest the borrowed funds in the NMTC transaction just as if the funds were raised in the Reg CF Offering. Once the target offering deadline is reached and if the Reg CF Offering is successful, the Company will use the proceeds of the Reg CF Offering to repay the Bridge Loan.

§227.201(j) – The Investment Process

To Invest

- Review this Investor Disclosure Packet, which includes Form C and the business plan, and the Campaign Page;

- If you decide to invest, press the *Add Some Change* button

- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.com no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the company you invested in.

Note

For more information about the investment and cancellation process, see the Educational Materials at https://learn.smallchange.com/educational-materials-title-iii-offerings/. See also the Investment Agreement attached, *Exhibit D: Reg CF Investment Agreement.*

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the Offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company the Investor invested in upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes in Reg CF Offering

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities in the Reg CF Offering

The Company is Offering "securities" in the form of limited liability company interests, which we refer to as "LLC Interests." The price is $1.00 per LLC Interest. For every $1.00 that an Investor invests, the Company will issue one LLC Interest. For example, if an Investor invests $5,000, the Investor will be issued 5,000 of LLC Interest.

We arrived at the price of LLC Interests as follows:

- We estimated how much money we need to complete the project.

- We estimated the value of the project when it's completed.

- We estimated what we believe is a fair return to Investors.

- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities for the Reg CF Offering

Overview

The Company is Offering "securities" in the form of limited liability company interests, which we refer to as "LLC Interests." When you purchase an LLC Interest, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company agreement of the Company dated January 2, 2020 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit E: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

1. First, the Available Cash shall be distributed to the Investor Members pro rata in accordance with their percentage interests until they have received their Priority Return of 7% for the current year.

2. Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, pro rata in accordance with their percentage interests until they have received any shortfall in their Priority Return for any prior year.

3. Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, pro rata in accordance with their percentage interests until they have received a full return of their Unreturned Investment.

4. Fourth, the balance of the Available Cash, if any, shall be distributed to the Investor Members:

   a. 70% to the Investor Members; and

   b. 30% to the Manager.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your LLC Interests, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

LLC Interests will be illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of LLC Interests without the Manager's consent.

● If you want to sell your LLC Interests the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.

● Even if a sale were permitted, there is no ready market for LLC Interests, as there would be for a publicly traded stock.

● For a period of one year, you won't be allowed to transfer the LLC Interests except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's interests.

As a result, you should plan to hold your LLC Interests until the Company is dissolved.

Modification of Terms of LLC Interests

The terms of the LLC Interests may not be modified or amended.

Other Classes of Securities

As of now, the Company has only one class of securities. The Investors in this Offering (which includes the Sponsor and may include its affiliates) will own all the LLC Interests.

Whereas the Investors have no right to vote or otherwise participate in the management of the Company, the Manager, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the LLC Interests. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the LLC Interests.

The Person Who Controls the Company

Gregory Reaves and Brian Murray co-manage Sharswood 1 SPNSRS, which owns 0.01% of the Company and is the manager of the Company. Sharswood 1 SPNSRS has complete control over the Company and will issue the remaining 99.99% LLC Interests to Investors. Therefore, Mr. Reaves and Mr. Murray effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether to transfer its ownership in the ground lease that provides a legal interest in the land owned by PHA, which affects when (if ever) you will get your money back. If the Manager sells its interest in the ground lease "too soon," you could miss out on the opportunity for greater value. If the Manager sells its interest in the ground lease "too late," you could miss out on a favorable market or purchaser.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the Project.

- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the Project. A refinancing could raise money to distribute, but it could also add risk to the Project.

- The Manager could decide to assign its interest in the ground lease, including the terms of any arrangement.

- The Manager decides how much of its own time to invest in the Project.

- The Manager could decide to raise more money from other investors and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the LLC Interests was determined by the Manager based on the Manager's opinion about the value of the Project.

The Manager doesn't expect there to be any reason to place a value on the LLC Interests in the future. If we had to place a value on the LLC Interests, it would be based on the amount of money the owners of the LLC Interests would receive if the interest in the ground lease is sold, the fair market value of the Project Entity as determined by the Manager. Such valuation may be based on independent appraisal(s), management's informed estimates of value or the implied price from a negotiated transaction for the sale of additional Interests to a subsequent Investor.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you'll be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is Offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5%.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	$0	N/A		

Explanation

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an Offering of securities. This question asks for all such Offerings within the last three years.
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties include friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Reg CF Offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	None	N/A		

Note: As described in §227.201 (d) The Company's Business and Business Plan, the Company is currently conducting two Offerings – a Reg CF Offering and a Reg D Offering.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
● Include only transactions between the Company and:

- o   Anyone listed in your answer to question 227.201(b); or
- o   Anyone listed in your answer to question 227.201(c); or
- o   If the Company was organized within the last three years, any promotor you've used; or
- o   Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
- o   Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Development fee	When project is stabilized	Sharswood Partners	Sponsor	5 - 7% of total project costs
Asset management fee	When the project is operational	Sharswood Partners	Sponsor	0.15% of total project cost per annum
Impact management fee	When the project is operational	Sharswood 1 SPNSRS	Manager	$15,000 per annum
Commercial property management fee	When the project is operational	Sharswood 1 SPNSRS	Manager	4% of gross annual revenue
Residential property management fee	When the project is operational	Sharswood 1 SPNSRS	Manager	8% of gross annual revenue

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on November 7, 2019. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to finalize the financing and begin construction of the Project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in either Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. Other than the proceeds we hope to receive from this Offering, our other sources of capital are loans from PHA and multiple community development entities and various grants.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit I: Financial Statements*

§227.201(u) – Disqualification Events

Explanation

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted at learn.smallchange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as *Exhibit H: Background Checks.*

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this Offering is $10,000. You can track our progress in raising the total Offering goal at Small Change on the project Offering page.

We'll track the funds we raise through the Reg CF Offering as follows. When we have raised the target amount, we will file a Form C-U (Progress Update Form) with the SEC no later than 5 business days after reaching 50% and 100% of the target amount, and at the end of the Offering for the total amount raised. If, however, these targets are all reached within the same 5-day period, we may consolidate these filings.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.mosaicdp.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any further annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

EXHIBIT A: SOURCES AND USES

PROJECT BUDGET			
			TOTALS
HARD COSTS	sf		
NMTC Construction Budget			$28,000,000
Save a Lot TI Allowance			$320,000
Urgent Care TI Allowance	13,227	$50	$661,350
Santander TI Allowance	1,860	$25	$46,500
Other Retail TI Allowance	10,572	$50	$528,600
TOTAL HARD COSTS			**$29,556,450**
Contingency		7%	$1,960,000
TOTAL HARD COSTS			**$31,516,450**
SOFT COSTS			
Legal - Development			$40,000
Zoning			$14,800
Leasing Fees	95	$750	$71,250
Marketing			$25,000
Architectural/Structural/MEP			$836,398
Appraisal			$16,000
Environmental			$8,000
Civil			$109,055
Insurance			$77,000
Geotech			$15,200
Retail Broker Fees		4%	$222,010
Real Estate Taxes			$13,020
Replacement Reserves			$50,000
SUBTOTAL SOFT COSTS			**$1,447,733**
Soft Costs Contingency		5%	$72,387
TOTAL SOFT COSTS			**$1,520,119**
FINANCING COSTS			
Placement Fee			$130,000
Syndication Fee			$32,500
Sub Allocation Fees			$560,000
Baker Tilly Accounting Fees			$97,500
Legal Fees			$500,000
PIDC Loan Fee		1.0%	$10,000
PIDC Bridge Loan Fee		1.0%	$28,000
Construction Period Interest			$1,039,000
Construction Review			$25,200
Title and Recording Fees			$35,000
Tax Credit Consultant			$75,000
Transfer Tax			$74,900
Developer Fee			$2,200,000
TOTAL FINANCING COSTS			**$4,807,100**
TOTAL PROJECT BUDGET			**$37,843,669**

EXHIBIT B: OPERATING PROFORMA

		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
INCOME		Construction	Construction	Projected	Projected	Projected	Projected	Projected	Projected	Projected	Projected	Projected	Projected	REFI	REFI	REFI
Residential Income				$1,628,973	$1,677,842	$1,728,178	$1,780,023	$1,833,424	$1,888,427	$1,945,079	$2,003,432	$2,063,535	$2,125,441	$2,189,204	$2,254,880	$2,322,526
Commerical Income				$773,272	$773,272	$773,272	$773,272	$773,272	$773,272	$773,272	$773,272	$773,272	$773,272	$773,272	$773,272	$773,272
Recoverable CAM				$404,891	$404,891	$404,891	$404,891	$404,891	$417,037	$417,037	$417,037	$417,037	$417,037	$429,548	$429,548	$429,548
Total Gross Potential Income				**$2,807,135**	**$2,856,004**	**$2,906,340**	**$2,958,185**	**$3,011,586**	**$3,078,735**	**$3,135,388**	**$3,193,740**	**$3,253,843**	**$3,315,749**	**$3,392,024**	**$3,457,700**	**$3,525,346**
Residential Vacancy	5%			$81,449	$83,892	$86,409	$89,001	$91,671	$94,421	$97,254	$100,172	$103,177	$106,272	$109,460	$112,744	$116,126
Commercial Vacancy	5%			$38,664	$38,664	$38,664	$38,664	$38,664	$38,664	$38,664	$38,664	$38,664	$38,664	$38,664	$38,664	$38,664
Effective Gross Income				**$2,687,023**	**$2,733,449**	**$2,781,267**	**$2,830,520**	**$2,881,251**	**$2,945,650**	**$2,999,470**	**$3,054,905**	**$3,112,003**	**$3,170,814**	**$3,243,900**	**$3,306,292**	**$3,370,556**
RESIDENTIAL EXPENSES																
Property Management Fee	8%			$116,064	$119,546	$123,133	$126,827	$130,631	$134,550	$138,587	$142,745	$147,027	$151,438	$155,981	$160,660	$165,480
Janitorial				$85,000	$87,550	$90,177	$92,882	$95,668	$98,538	$101,494	$104,539	$107,675	$110,906	$114,233	$117,660	$121,190
Real Estate Taxes				$20,000	$20,600	$21,218	$21,855	$22,510	$23,185	$23,881	$24,597	$25,335	$26,095	$139,980	$144,179	$148,505
Insurance				$25,000	$25,750	$26,523	$27,318	$28,138	$28,982	$29,851	$30,747	$31,669	$32,619	$33,598	$34,606	$35,644
Repairs & Maintenance	$500	unit		$55,500	$57,165	$58,880	$60,646	$62,466	$64,340	$66,270	$68,258	$70,306	$72,415	$74,587	$76,825	$79,130
Landscaping				$15,000	$15,450	$15,914	$16,391	$16,883	$17,389	$17,911	$18,448	$19,002	$19,572	$20,159	$20,764	$21,386
Snow Removal				$15,000	$15,450	$15,914	$16,391	$16,883	$17,389	$17,911	$18,448	$19,002	$19,572	$20,159	$20,764	$21,386
Security				$40,000	$41,200	$42,436	$43,709	$45,020	$46,371	$47,762	$49,195	$50,671	$52,191	$53,757	$55,369	$57,030
Common Area Electric				$20,000	$20,600	$21,218	$21,855	$22,510	$23,185	$23,881	$24,597	$25,335	$26,095	$26,878	$27,685	$28,515
Water	$360	unit		$41,360	$42,601	$43,879	$45,195	$46,551	$47,948	$49,386	$50,868	$52,394	$53,965	$55,584	$57,252	$58,969
Marketing	2%			$30,950	$31,879	$32,835	$33,820	$34,835	$35,880	$36,957	$38,065	$39,207	$40,383	$41,595	$42,843	$44,128
Trash Removal	1.5%			$23,213	$23,909	$24,627	$25,365	$26,126	$26,910	$27,717	$28,549	$29,405	$30,288	$31,196	$32,132	$33,096
Leasing Commission	25%	turnover		$33,937	$34,955	$36,004	$37,084	$38,196	$39,342	$40,522	$41,738	$42,990	$44,280	$45,608	$46,977	$48,386
Additional Contribution				$23,566	$24,273	$25,001	$25,751	$26,524	$27,320	$28,139	$28,984	$29,853	$30,749	$31,671	$32,621	$33,600
Residential Expenses Subtotal				**$544,591**	**$560,929**	**$577,756**	**$595,089**	**$612,942**	**$631,330**	**$650,270**	**$669,778**	**$689,871**	**$710,568**	**$844,986**	**$870,336**	**$896,446**
COMMERCIAL EXPENSES																
Property Management Fee	4%			$29,384	$29,384	$29,384	$29,384	$29,384	$29,384	$29,384	$29,384	$29,384	$29,384	$29,384	$29,384	$29,384
Real Estate Taxes				$20,000	$20,600	$21,218	$21,855	$22,510	$23,185	$23,881	$24,597	$25,335	$26,095	$139,980	$144,179	$148,505
U&O Taxes				$100,000	$103,000	$106,090	$109,273	$112,551	$115,927	$119,405	$122,987	$126,677	$130,477	$134,392	$138,423	$142,576
Repairs & Maintenance				$50,000	$51,500	$53,045	$54,636	$56,275	$57,964	$59,703	$61,494	$63,339	$65,239	$67,196	$69,212	$71,288
Landscaping				$10,000	$10,300	$10,609	$10,927	$11,255	$11,593	$11,941	$12,299	$12,668	$13,048	$13,439	$13,842	$14,258
Snow Removal				$12,000	$12,360	$12,731	$13,113	$13,506	$13,911	$14,329	$14,758	$15,201	$15,657	$16,127	$16,611	$17,109
Security				$60,000	$61,800	$63,654	$65,564	$67,531	$69,556	$71,643	$73,792	$76,006	$78,286	$80,635	$83,054	$85,546
Electric				$20,000	$20,600	$21,218	$21,855	$22,510	$23,185	$23,881	$24,597	$25,335	$26,095	$26,878	$27,685	$28,515
Water				$6,000	$6,180	$6,365	$6,556	$6,753	$6,956	$7,164	$7,379	$7,601	$7,829	$8,063	$8,305	$8,555
Insurance				$15,000	$15,450	$15,914	$16,391	$16,883	$17,389	$17,911	$18,448	$19,002	$19,572	$20,159	$20,764	$21,386
Accounting & Legal				$20,000	$20,600	$21,218	$21,855	$22,510	$23,185	$23,881	$24,597	$25,335	$26,095	$26,878	$27,685	$28,515
Impact Mgmt Fee				$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000
Commercial Expenses Subtotal				**357,384.32**	**366,774.32**	**376,446.02**	**386,407.87**	**396,668.57**	**407,237.10**	**418,122.69**	**429,334.84**	**440,883.35**	**452,778.32**	**578,131.82**	**594,144.24**	**610,637.04**
Total Reserves	1%			**$26,870**	**$27,334**	**$27,813**	**$28,305**	**$28,813**	**$29,457**	**$29,995**	**$30,549**	**$31,120**	**$31,708**	**$32,439**	**$33,063**	**$33,706**
Total Expenses & Reserves				**$928,845**	**$955,037**	**$982,015**	**$1,009,802**	**$1,038,423**	**$1,068,024**	**$1,098,387**	**$1,129,662**	**$1,161,875**	**$1,195,054**	**$1,455,557**	**$1,497,543**	**$1,540,789**
Net Operating Income				**$1,758,178**	**$1,778,411**	**$1,799,252**	**$1,820,718**	**$1,842,828**	**$1,877,627**	**$1,901,083**	**$1,925,243**	**$1,950,128**	**$1,975,760**	**$1,788,343**	**$1,808,749**	**$1,829,768**
NMTC Debt Service				**$505,835**	**$505,835**	**$505,835**	**$505,835**	**$505,835**	**$758,570**	**$758,570**	**$758,570**	**$758,570**	**$758,570**	**$1,423,266**	**$1,423,266**	**$1,423,266**
Debt Service - PHA Sub Loan				**$761,595**	**$761,595**	**$761,595**	**$761,595**	**$761,595**	**$761,595**	**$761,595**	**$761,595**	**$761,595**	**$761,595**	**$0**	**$0**	**$0**
Debt Service - PIDC Loan				**$70,151**	**$70,151**	**$70,151**	**$70,151**	**$70,151**	**$70,151**	**$70,151**	**$70,151**	**$70,151**	**$70,151**			
Asset Management Fee	0.15%			**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**	**$56,766**
Cash Flow	#######	**0**	**0**	**420,596**	**440,830**	**461,671**	**483,137**	**505,247**	**287,310**	**310,767**	**334,927**	**359,812**	**385,444**	**365,077**	**385,484**	**406,502**
DCR				**1.31**	**1.33**	**1.35**	**1.36**	**1.38**	**1.18**	**1.20**	**1.21**	**1.23**	**1.24**	**1.26**	**1.27**	**1.29**

EXHIBIT C: REG CF RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

You Might Lose Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying the Interests is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond its control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Our assets will consist of an investment in the Project Entity and its real estate development project. Real estate transactions can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. In the event of a downturn in the real estate market, the rental market may collapse or construction may stop and, hence, the Project Entity and the Company would be unable to make distributions.

Incomplete Due Diligence: We have performed significant "due diligence" on the Project. However, due diligence is as much an art as it is a science. As a practical matter, it is simply impossible to review all of the information about a given real estate asset and there is no assurance that all of the information the Company has reviewed will be accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Company cannot verify all the information it receives independently. It is also possible that the Company reached inaccurate conclusions about the information it reviewed.

Financial Difficulties of Tenants: If a tenant experiences financial difficulty it might be unable to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: Our economic models assume certain occupancy levels and average rentals. There is no guarantee we will achieve or sustain these levels. For example, a deterioration in general economic conditions could put downward pressure on rents and occupancy levels, or prevent us from raising rents in the future. Competition, especially from newer buildings with greater amenities, could have the same effect.

Property Value Could Decline: The value of the Project could decline, perhaps significantly. Factors that could cause the value of the real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods and other casualties

- Uninsured losses

- Undisclosed defects in the Project

- Regulatory changes

Environmental Risks: We have performed customary environmental investigations of the Project, which revealed recognized environmental conditions related to soil concentrations that exceed Pennsylvania Department of Environmental Protection (PADEP) regulatory limits. We intend to comply with PADEP regulations to resolve the concentrations of contamination. These investigations are, by nature, not conclusive, and do not come with guaranties. Moreover, under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. Failure to properly remediate the land could have an adverse effect on the Project or the value of the land could decline significantly.

Liability for Personal Injury: As the owner of real estate, the Project Entity faces significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Project Entity will carry insurance against potential liability, and will transfer liability to tenants *via* lease contracts, it is possible that the Project Entity could suffer a liability in excess of its insurance coverage.

Financial Difficulties of Tenants: If the Project Entity's tenants experience financial difficulty the tenants might be unable to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenants are unable to pay their rent it is unlikely we could recover the damages due to us.

We Do Not Own the Real Estate and Never Will: We do not own the real estate that the Project will be developed on. The land is owned by the Philadelphia Housing Authority (PHA) and will always be owned by PHA. We will never acquire the land. Our interest in the land arises as a result of a ground lease. We will secure a leasehold mortgage based on our interest in the ground lease. At some point determined by the Manager, we will seek to dispose of our ground lease interest. However, there is no guarantee that there will be a market or any purchasers that will purchase our ground lease interest.

We are the Tenant of a Ground Lease: We do not have fee ownership of the land, we are subject to the default, termination and reversion terms outlined in the ground lease, which could materially impact our ability to continue to operate the Project and ultimately provide distributions to Investors.

No Guarantee PHA will Exercise its Option to Acquire the Project: PHA has tentatively requested an option to acquire the Project; however, PHA has not executed in formal agreement embodying the option. PHA is subject to a budget that may need to be approved by federal or state agencies and may not have the funding available to acquire the Project. Furthermore, PHA may not offer the most advantageous terms. We may need to consider all potential purchasers.

Governmental Approvals may be Required: PHA is a housing authority and may require additional federal or state governmental approvals or consents to provide the leverage loan financing, execute the ground lease and operating agreement and enter into the contemplated transaction. Delays on the part of PHA may delay closing or change the structure of the contemplated transaction.

Risks Associated with New Markets Tax Credits: Failure of the Project Entity to comply with the requirements of the NMTC program may result in significant losses, a recapture event or impair our financial condition. The Code limits the use of the NMTC program to commercial real estate and prohibits transactions where the project could be deemed as residential rental property, as defined in Section 168 of the Code. The Project Entity must monitor rental income from the residential portion of the Project and the commercial portion of the Project to maintain compliance with the NMTC program.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if the Project Entity carries adequate insurance.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured, or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project were damaged or destroyed as a result of an uninsured or under-insured risk, we may suffer significant losses.

Need for Additional Capital: The Project Entity might need more capital, whether to finance cost overruns, to pay for improvements, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors, effectively diluting the interests of Investors.

No Right to Participate in Management: Investors will have no right to participate in the management of the Company or the Project Entity. You should consider buying the Interests only if you are willing to entrust all aspects of the Company's business to the Manager and all aspects of the Project Entity's business to the Manager.

Reliance on Management Team: Mosaic and Shift are small companies, with a handful of principals. If a key member of the management team were to die, become seriously ill, leave the Manager or become unavailable for any reason, it could damage our prospects and our ability to make the expected distributions on the Interests and it may be difficult or impossible for us to find a suitable replacement. The principals of Mosaic and Shift may engage in other business activities, investments, or ventures, independently or with others, and are not obligated to devote more than a portion of their time to our affairs.

Subordination to Senior Lenders: The Project Entity intends to borrow money, giving the lender a leasehold mortgage on the Project. If the Project Entity went bankrupt, the lender(s) would be paid first (up to the value of their security), before any amounts are distributed to Investors.

No Market for the Company's Interests; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Interests:

- There will be no public market for your Interests, meaning you could have a hard time finding a buyer.

- Under the Company LLC Agreement, the Interests may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of the Interests, and these conditions might not be acceptable to you.

- If you want to sell your Interests, the Manager has a first right of refusal to buy it.

- By law, you may not sell your Interests unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your Interests indefinitely.

No Registration Under Securities Laws: Neither the Company nor the Interests will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Interests are subject to the same degree of regulation and scrutiny as if they were registered.

Risk Associated with Escrow Account: When you invest, your money will be held in an FDIC insured account. Although the account will be held at one or more banks insured by the FDIC, the amount in any such account could exceed the FDIC limits. If the bank holding the account became insolvent in that situation, you could lose some or all of your money. That is your risk, not ours.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, we will not provide nearly all of the information that would be required of a public reporting company.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Company will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors and/or between the Project Entity and Investor. For example:

- It might be in the best interest of Investors if the Manager devoted its full time and attention to the Project. However, the Project is only one of the projects the Manager and its team will manage.

- The fees to be paid by the Company to the Manager and by the Project Entity to the Manager were not negotiated at arm's length.

The Investment Agreement and the Company LLC Agreement Limit Your Rights: The Investment Agreement would limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Interests:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Philadelphia, Pennsylvania, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The Company LLC Agreement Limits Investor Rights: The Company LLC Agreement limits your rights in some important respects. For example:

- The Company LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the Company LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

However, Investors do not waive acts deemed by a court of competent jurisdiction to be acts of willful misfeasance, bad faith or gross negligence.

- The Company LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- The Company LLC Agreement doesn't allow Investors to remove the Manager, even if you think the Manager is doing a bad job.

- Disputes under the Company LLC Agreement will be governed by Delaware law and arbitrated in Philadelphia, Pennsylvania.

- The Company LLC Agreement restricts your right to sell or otherwise transfer your Interests.

- The Company LLC Agreement allows the Manager to force a sale of your Interests, in connection with a sale of the whole Company.

- The Company LLC Agreement requires you to waive any contractual appraisal rights you might otherwise have under Delaware law, as well as any "dissenter's rights."

The Project LLC Agreement Limits Investor Rights: The Project LLC Agreement limits your rights in some important respects. For example:

- The Project LLC Agreement doesn't allow Investors to remove the Manager, even if you think the Manager is doing a bad job.

- The Project LLC Agreement restricts your right to sell or otherwise transfer your Interests.

- Disputes under the Project LLC Agreement will be resolved by mandatory arbitration and governed by Pennsylvania law and handled in Pennsylvania courts.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under the Company LLC Agreement, Investors will not have the right to participate in the management of the Company. Instead, Gregory Reaves and Brian Murray will manage all aspects of the Company and its business. Furthermore, if Mr. Reaves or Mr. Murray or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand operations, buy property and equipment, hire new team members, market products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not averse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III of the 2012 JOBS Act does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. The Company LLC Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

● You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Company LLC Agreement, Project LLC Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors

– has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos, and completely fails.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells its securities at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells its securities to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other protections for owners of our securities.

The foregoing are not necessarily the only risks of investing.
Please consult with your professional advisors.

EXHIBIT D: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2020, by and between Sharswood 1 CF, LLC a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

   1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

   1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

   We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

   You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.**

   You promise that:

   4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting on Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.**

Your relationship with us shall be governed by the State of Delaware, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Philadelphia, Pennsylvania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.**

All notices between us will be electronic. You will contact us by email at brian@shiftcapital.us. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Page*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

Sharswood 1 CF, LLC by the Manager Sharswood 1 SPNSRS, LLC

By: _____

    Gregory Reaves, Co-manager

EXHIBIT E: LLC AGREEMENT

SHARSWOOD 1 CF, LLC

This is an Agreement entered into effective on January 2, 2020, by and among Sharswood 1 CF, LLC, a Delaware limited liability company (the "Company"), Sharswood 1 SPNSRS, LLC, a Pennsylvania limited liability company ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   On November 7, 2019, the Company was formed by the filing of the Certificate of Formation with the State of Delaware Secretary of State under the Act (defined below). The Investor Members and the Manager hereby desire to enter into this Agreement of the Company under the Act to set forth the rules, regulations and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, the rights and privileges of its Members, and provide for the admission of additional Investor Members as set forth herein.

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understanding concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

III.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

   1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

   1.2.   **Name**. The name of the Company shall be "Sharswood 1 CF, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to: (i) engage in any lawful act or activity for which a limited liability company may be formed under the Act and (ii) invest in and acquire an interest in Sharswood 1, LLC, a Pennsylvania limited liability company ("Sharswood 1"). Sharswood 1 will acquire a leasehold interest in certain property (pursuant to the terms of the Ground Lease) located around the Ridge Avenue corridor at 2077 Ridge Avenue, Philadelphia, PA 19121, upon which it intends to construct and lease for development a commercial real estate space to be used as a shopping center (the "Project").

1.4.   **Principal Place of Business.** The principal place of business of the Company shall be located at c/o Mosaic Development Partners, LLC, 3002 Cecil B. Moore Avenue, Philadelphia, PA, 19121, or such place or places as the Manager may, from time to time, designate. The Manager shall give notice to all of the Members of any change in the Company's principal place of business.

1.5.   **Registered Office and Agent.** The registered office of the Company in the State of Delaware shall be Registered Agent Solutions, Inc., 9 E. Loockerman Street, Suite 311, Dover, DE 19901, or such other address within the United States as may be designated from time to time by the Manager. The name and address of the registered agent for service of process on the Company in the State of Delaware shall be Registered Agent Solutions, Inc., at the above address, or such other agent and address as may be designated from time to time by the Manager.

1.6.   **Term.** The term of the Company shall extend in perpetuity, unless the Company shall be dissolved, and its affairs wound up in accordance with the Act or this Agreement.

1.7.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOAN**

2.1.   **Initial Contributions**. The Sponsor and each Investor Member has made certain capital contributions in the form of cash or property to the Company. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by the Investor Member. The foregoing capital contributions of Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

    2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("<u>Member Loans</u>") shall bear interest at the higher of (i) 7% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>"). Such loans shall be evidenced by one or more promissory notes and payable pursuant to the terms of such promissory notes.

    2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

    2.4.1.   No Member shall be required to contribute any additional capital to the Company;

    2.4.2.   No Member may withdraw any part of his capital from the Company;

    2.4.3.   No Member shall be required to make any loans to the Company;

    2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Percentage Interests owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

    2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

    2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

    2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1. **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equally to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his/her Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1. **In General**. Within sixty (60) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a) First, the Available Cash shall be distributed to the Investor Members pro rata in accordance with their Percentage Interests until they have received their Priority Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro rata in accordance with their Percentage Interests until they have received any shortfall in the Priority Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro rata in accordance with their Percentage Interests until they have received a full return of their Unreturned Investment.

(d) Fourth, the balance of the Available Cash, if any, shall be distributed:

> (1) 70% to the Investor Members; and

> (2) 30% to Manager.

4.1.2. **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3. **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a) "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b) "Ground Lease" means that certain agreement by and between Sharswood 1 or its affiliate and Philadelphia Housing Authority that provides for the leasing of certain land where the Project will be built and developed.

(c) "Investor Member" means a Member that has made a Capital Contribution.

(d) "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provisions of any successor or succeeding statute.

(e) "Priority Return" means an annual, cumulative, compounding return of 7% on the Unreturned Investment of each Member.

(f) "Sale or Refinancing Event" means, a transaction pursuant to which Sharswood 1 sells or refinances its leasehold interests in the Ground Lease.

(g) "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(c).

4.1.4. **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6. **Assets Distributed in Kind.** If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7. **Manner of Distribution**. All distributions to the Members will be made by wire transfer or as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such wire transfer or ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member. A processing fee of $50.00 will be deducted by the Company from each wire transfer, ACH or check.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.1.9. **Non-Liquidation Cash Distributions**. The Company shall make Distributions of Available Cash, when determined by the Managers in their sole discretion, but not less than annually, to the Members in accordance with the Members' respective Percentage Interests and section 4.1 of this Agreement. The Members acknowledge and agree that no non-liquidating Distributions may be made to the Members until all applicable loan restrictions set forth in any loan document of the Company or Sharswood 1 are satisfied.

4.1.10. **Liquidation Distributions**. Liquidation proceeds received in connection with a dissolution of the Company as described herein ("Liquidation Proceeds") will be distributed in the following order of priority:

(a) To the payment of debts and liabilities of the Company (including to Members to the extent otherwise permitted by law) and the expenses of liquidation; then

(b) To the setting up of such reserves as the Person required or authorized by law to wind up the Company's affairs may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company or Sharswood 1, provided that any such reserves will be paid over by such Person to an independent escrow agent, to be held by such agent or its successor for such period as such Person will deem advisable for the purpose of applying such reserves to the payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, will be distributed as hereinafter provided; then

(c) The remainder to the Members, pari passu, in accordance with their respective Percentage Interests.

4.2.   Allocations of Profits and Losses.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2.   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3.   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. ARTICLE FIVE: MANAGEMENT

5.1. Management by Manager.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Sharswood 1 SPNSRS, LLC (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2. **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4. **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable monetarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6. **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8. **Compensation of Manager and its Affiliates**.

5.8.1. **Fee**. The Manager is also the manager of Sharswood 1, all fees outlined in sections 5.8.2-5.8.6 are paid at the Project level by Sharswood 1.

5.8.2. **Management Fee**. The Manager shall be entitled to an annual management fee equal to 0.15% of total Project costs of the commercial component of the Project (which is estimated to be approximately $38,000,000) and shall be payable to the Manager by Sharswood 1 upon the Project's receipt of a certificate of occupancy for the commercial component of the Project.

5.8.3. **Development Fee**. The Manager shall be entitled to a one-time development fee of 5-7% of total Project costs of the commercial component of the Project (which is estimated to be approximately $38,000,000) and shall be payable to the Manager by Sharswood 1, as determined in the sole discretion of the Manager.

5.8.4. **Property Management Fee**. The Manager shall be entitled to a monthly property management fee of 4% from commercial tenants and 8% from residential tenants and shall be payable to the Manager by Sharswood 1, as determined in the sole discretion of the Manager.

5.8.5. **Impact Management Fee**. The Manager shall be entitled to an annual $15,000 impact management fee to measure the impact of the Project and shall be payable to the Manager by Sharswood 1, as determined in the sole discretion of the Manager.

5.8.6. **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. Liabilities and Duties of Covered Persons.

(a). **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. Indemnification.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such

Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.   **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within thirty (30) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 60 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6. **Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2. **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax

Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF INTERESTS**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Percentage Interests, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Percentage Interests, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of Percentage Interests shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) In General. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

1. If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

2. If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

3.   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

4.   If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Percentage Interests shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation); shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Percentage Interests shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Percentage Interests, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Percentage Interests to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly formed corporation equivalent to his or its Percentage Interests.

8.4. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Percentage Interests free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6. **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Percentage Interests pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: SALE OR REFINANCING EVENT**

9.1. Following December 31, 2029, upon a Sale or Refinancing Event, the Company shall use the Available Cash received as a result of such Sale or Refinancing Event, net of all outstanding obligations of the Company and Sharswood 1 at the time of such Sale or Refinancing Event, to, in the sole discretion of the Manager, (i) make distributions to the Members as provided in Article 4 or (ii) invest in subsequent phases of the Project as long as any such investment is in a "qualified opportunity zone business", as defined in Code Section 1400Z-2(d)(3), if such investment takes place prior to December 31, 2029.

9.2. If at any time the Company shall desire to enter into a Sale or Refinancing Event, the Company shall provide 30-day prior notice to each Member of such Sale or Refinancing Event, together with the terms and condition of such Sale or Refinancing Event, including the proposed closing date for the Sale or Refinancing Event and an estimate of the amount of capital to be distributed to each Member.

10. **ARTICLE TEN: DISSOLUTION AND LIQUIDATION**

10.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 10.2.

10.2. **Liquidation**.

10.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

10.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

10.2.3. **Distributions In-Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

10.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

11. **ARTICLE ELEVEN: POWER OF ATTORNEY**

11.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

11.1.1. This Agreement and any amendment of this Agreement authorized under section 13.1.

11.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file.

11.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company.

11.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

11.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by and through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

11.3. **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

12. **ARTICLE TWELVE: ARBITRATION**

12.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the court. There are only three exceptions to this rule. First, we will not invoke out right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

12.1.1. **Place of Arbitration; Rules.** All arbitration will be conducted in Philadelphia, Commonwealth of Pennsylvania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

12.1.2. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

12.1.3. **Effect of Award.** Any award by the individual arbitrator that is not subject is appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgement in any court of competent jurisdiction.

12.1.4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in the arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall de deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. **ARTICLE THIRTEEN: MISCELLANEOUS**

13.1. **Amendments**.

13.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

13.2. **Limitation.** Notwithstanding section 13.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 13.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

13.3. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

13.4. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

13.5. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

13.6. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

13.7. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personal jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

13.8. **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

13.9. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully executed original.

13.10. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

13.11. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

13.12. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

13.13. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

13.14. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

13.15. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

13.16. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

13.17.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

(Signatures on following page)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MANAGING MEMBERS:

SHARSWOOD 1, SPNSRS, LLC, a Pennsylvania limited liability company

By: Shift Development & Construction LLC, a Pennsylvania limited liability company, a Managing Member

By: Shift Operations, LLC, a Pennsylvania limited liability company, its Member

By: JBJM, LLC, a Pennsylvania limited liability company, its Sole Member

By: /s/ J. Brian Murray
        Name: J. Brian Murray
        Title: Managing Member

SHARSWOOD 1, SPNSRS, LLC, a Pennsylvania limited liability company

By: Mosaic Development Partner LLC, a Pennsylvania limited liability company, a Managing Member

By: /s/ Gregory E. Reaves
        Name: Gregory E. Reaves
        Title: Managing Member

EXHIBIT F: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited Liability Company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited Liability Company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the Project; (iii) change the name or characteristics of the Project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its LLC Interest, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its LLC Interests without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its LLC Interests, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the LLC Interests.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their LLC Interests as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the LLC Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT G: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a C corporation and not as a partnership, the operating profit or gain on sale of the Project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the

Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Interests in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Interests

In general, the sale of Investor Interests by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Interests have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Investor Interests, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Interests at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Interests will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Interests. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Interests against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Interests by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Interests. The deceased Investor's transferee will get a basis in the Investor Interests equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Interests. Any such gain generally will be considered as gain from the sale of the Investor Interests.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Interests or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Interests. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT H: BACKGROUND CHECKS



1. Name of covered person: Gregory Reaves
2. Date: December 26, 2019

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Gregory Reaves is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

Page 1 of 2



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

Page 2 of 2

 

1. Name of covered person: Joseph Brian Murray
2. Date: December 26, 2019

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Joseph Brian Murray is likely: **Not disqualified**	✔
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✔



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.



1. Name of covered person: Sharswood 1 CF, LLC
2. Date: December 26, 2019

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Sharswood 1 CF, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

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SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.



1. Name of covered person: Sharswood 1 SPNSRS, LLC
2. Date: December 26, 2019

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Sharswood 1 SPNSRS, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

.85

EXHIBIT I: FINANCIAL STATEMENTS

31st day of December, 2019

I, Gregory Reaves, certify that:

1. The financial statements of Sharswood 1 CF, LLC included in this Form are true and complete in all material respects; and
2. Since Sharswood 1 CF, LLC was formed in 2019, no tax returns have been filed to date.

By: **SHARSWOOD 1 CF, LLC**

By

Gregory Reaves, Manager of the Manager,
Sharswood 1 SPNSR, LLC

SHARSWOOD 1 CF, LLC	
Profit and Loss	
November 9, 2019 - December 31, 2019	
INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	**$0.00**
TOTAL EXPENSES	**$0.00**
NET INCOME	**$0.00**

SHARSWOOD 1 CF, LLC	
Statement of Cash Flows	
As of December 31, 2019	
ASSETS	
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0.00
Long-term Liabilities	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Retained earnings	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIES AND EQUITY	**$0.00**

SHARSWOOD 1 CF, LLC	
Statement of Cash Flows	
November 9, 2019 - December 31, 2019	
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Net Cash provided by financing activities	**$0.00**
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**

EXHIBIT J: SHARSWOOD LEGAL STRUCTURE



Sharswood Shopping Center
Structure Chart
Capital One Equity Investor
Qualified Equity Investment
Tax Credits on full QEI over seven years; interest only from B-Notes
PIDC
CCG
Capital One
CDEs (NTMC Tax Credit Allocatees)
Tax Credit Allocations
Fees
Reg CF Investors
$ CF Equity
Sharswood 1 CF, LLC $'s (Reg CF)
$ CF Equity ("Crowdfunding")
Sharswood Investment Fund LLC
(The "Investment Fund; 100% owned by Equity Investor
Tax Credits
Qualified Equity Investment (QEI)
Distribution of interest payments on loan, net of (NMTC admin) expenses
PIDC, CCG and Capital One Sub-CDEs
99.99% owned by Investment Fund; 0.01% owned by each separate managing member or general partner of each CDE
B Notes: Subordinate 30-year term Below market rate No return of Principal (the NMTC "Equity")
Interest Payments
A Notes: Senior 7-year term Near market rate (the Leverage Loan)
Sharswood 1, LLC (100% owner of the property/project; QALICB; QOZP)
THE PROJECT
$NMTC "Leverage Loan"
Interest-only payments From A-notes for seven years
Phila Housing Authority (PHA)
$ OZ and Non-OZ Equity
OZ and Non-OZ Reg D Investors
$ OZ and Non-OZ Equity
Sharswood 1 OZ Fund, LLC (Reg D, QOZF)

EXHIBIT G: INVESTOR RETURN

		Period	0	Construction	Construction	3	4	5	6	7	8	9	10	11	12	13	14	15	16
Total Equity		**(2,193,095.78)**	**(2,193,095.78)**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Project Cash Flow		**12,204,993.43**	**(2,193,095.78)**	-	-	**420,596.45**	**440,830.20**	**461,670.97**	**483,136.96**	**505,246.93**	**287,310.41**	**310,766.87**	**334,927.04**	**359,812.00**	**385,443.52**	**365,077.32**	**385,483.69**	**406,502.26**	**9,251,284.60**
	Annual Rate	**Daily Rate**																	
	7.00%	0.0185%																	
			-	(2,193,095.78)	(2,346,612.48)	(2,510,875.36)	(2,266,538.24)	(1,984,365.71)	(1,661,600.34)	(1,294,775.41)	(880,419.59)	(654,738.55)	(389,803.38)	(82,162.58)	-	-	-	-	-
Accrual of 7% Priority Return		**1,139,320.31**	-	(153,516.70)	(164,262.87)	(176,259.33)	(158,657.68)	(138,905.60)	(116,312.02)	(90,891.11)	(61,629.37)	(45,831.70)	(27,286.24)	(5,767.68)	-	-	-	-	-
Pay Down of Priority Return and Equity			-	-	-	420,596.45	440,830.20	461,670.97	483,136.96	505,246.93	287,310.41	310,766.87	334,927.04	87,930.25	-	-	-	-	-
Running Balance of Priority Return and Equity			(2,193,095.78)	(2,346,612.48)	(2,510,875.36)	(2,266,538.24)	(1,984,365.71)	(1,661,600.34)	(1,294,775.41)	(880,419.59)	(654,738.55)	(389,803.38)	(82,162.58)	-	-	-	-	-	-
Distributable Cash after Priority Return and Repayment of			-	-	-	-	-	-	-	-	-	-	-	271,881.75	385,443.52	365,077.32	385,483.69	406,502.26	9,251,284.60
Cash Left for Distribution (Residual)		**11,065,673.13**	-	-	-	-	-	-	-	-	-	-	-	**271,881.75**	**385,443.52**	**365,077.32**	**385,483.69**	**406,502.26**	**9,251,284.60**
PHA (GP)	30.00%	3,319,701.94	-	-	-	-	-	-	-	-	-	-	-	81,564.52	115,633.05	109,523.20	115,645.11	121,950.68	2,775,385.38
Equity	70.00%	**7,745,971.19**	-	-	-	-	-	-	-	-	-	-	-	190,317.22	269,810.46	255,554.12	269,838.58	284,551.58	6,475,899.22
Equity																			
Equity Investment		(2,193,095.78)	(2,193,095.78)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds		11,078,387.27	-	-	-	420,596.45	440,830.20	461,670.97	483,136.96	505,246.93	287,310.41	310,766.87	334,927.04	278,247.48	269,810.46	255,554.12	269,838.58	284,551.58	6,475,899.22
Cash Flow		**8,885,291.49**	(2,193,095.78)	-	-	420,596.45	440,830.20	461,670.97	483,136.96	505,246.93	287,310.41	310,766.87	334,927.04	278,247.48	269,810.46	255,554.12	269,838.58	284,551.58	6,475,899.22
% of Total Profits	72.80%																		
Multiple	4.05																		